UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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AMENDMENT NO. 1

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

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First Albany Companies Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

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Restricted Shares of Company Common Stock, Par Value $0.01,

Granted to Eligible Employees Under the First Albany Companies Inc. 1999 Long-Term Incentive Plan, the First

Albany Companies Inc. 2001 Long-Term Incentive Plan and the First Albany Companies Inc. Restricted Stock

Inducement Plan

(Title of Class of Securities)

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318465-10-1

(CUSIP Number of Underlying Class of Securities)

Patricia Arciero-Craig

677 Broadway, Albany, New York, 12207

Telephone: (518) 447-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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Copy to:

Arthur H. Kohn

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

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CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,467,883.46	$45.06

•
Calculated solely for purposes of determining the filing fee. This amount assumes that the restricted stock award agreements which granted 900,542 eligible restricted shares of Common Stock of First Albany Companies Inc.

will be rescinded pursuant to this offer for an award of stock appreciation rights relating to 2,701,626 shares of Common Stock. The value of such restricted shares was calculated by reference to the average of the high and low sales price for a share of Common Stock as reported on NASDAQ on March 23, 2007. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on March 28, 2007.

•	The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

[ _ ]
Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [ _ ] Not applicable.	Filing party: [ _ ] Not applicable.
Form or Registration No.: [ _ ] Not applicable.	Date filed: [ _ ] Not applicable.

[ _ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ _ ] [ X ] [ _ ] [ _ ] [ _ ]
third party tender offer subject to Rule 14d-l.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 1 TO SCHEDULE TO

The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated herein by reference to this Amendment, except that such information is hereby amended and supplemented: (i) to reflect the fact that the Company has extended the expiration date of the Offer until May 23, 2007 (unless further extended); and (ii) to include in the Schedule TO the information in Amendment No. 1 on Form 10-K/A (as filed May 1, 2007) to Annual Report on form 10-K for its fiscal year ended December 31, 2006 as filed on March 14, 2007.

The Company announced by press release (a copy of which it distributed by email to eligible employees) that it had determined to extend the Offer, upon the terms and subject to the conditions set forth in the Offer, until 11:59 p.m., Eastern Daylight Time, on May 23, 2007 (unless further extended). Copies of such press release and email are attached hereto as Exhibits (a)(10) and (a)(11) and incorporated herein by reference. A copy of Amendment No. 1 on Form 10-K/A is attached hereto as Exhibit (a)(9) and incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)	(9) Amendment No. 1 on Form 10-K/A (as filed on May 1, 2007) to Annual Report on Form 10-K for its fiscal year ended December 31, 2006 as filed on March 14, 2007

(10) Press Release regarding Extension of the Offer
(11) Email to Eligible Employees with Press Release

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

First Albany Companies Inc.

/s/ Peter McNierney

Peter McNierney

Date:	May 10, 2007

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INDEX TO EXHIBITS

Exhibit
Number	Description
(a) (1)*	Terms of the Offer, dated April 17, 2007.
(a) (2)*	Letter to all eligible employees from Peter McNierney, dated March 27, 2007.
(a) (3)*	Form of Acceptance Letter.
(a) (4)*	Form of Withdrawal Letter.
(a) (5)*	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 1999 Long-Term Incentive Plan (Change of Control-Single Trigger).
(a) (6)*	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 1999 Long-Term Incentive Plan (Change of Control- Double Trigger).
(a) (7)*	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 2001 Long-Term Incentive Plan (Change of Control-Single Trigger).
(a) (8)*	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 2001 Long-Term Incentive Plan (Change of Control-Double Trigger).
(a) (9)	Amendment No. 1 on Form 10-K/A (as filed on May 1, 2007) to Annual Report on Form 10-K for its fiscal year ended December 31, 2006 as filed on March 14, 2007 (incorporated herein by reference).
(a) (10)	Press Release regarding Extension of the Offer.
(a) (11)	Email to Eligible Employees with Press Release.
(d) (1)*	The First Albany Companies Inc. 1989 Stock Incentive Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed May 20, 1999).

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(d) (2)*	The First Albany Companies Inc. 1999 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).
(d) (3)*	The First Albany Companies Inc. 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed July 31, 2002).
(d) (4)*	The First Albany Companies Inc. 2003 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed June 2, 2003).
(d) (5)*	The First Albany Companies Inc. Restricted Stock Inducement Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed May 5, 2005).
(d) (6)*	The First Albany Companies Inc. 2005 Deferred Compensation Plan for Key Employees (incorporated by reference to Appendix B to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).
(d) (7)*
The First Albany Companies Inc. 2005 Deferred Compensation Plan for Professional and Other Highly Compensated Employees (incorporated by reference to Appendix C to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).

(d) (8)*	The First Albany Companies Inc. Deferred Compensation Plan for Key Employees (incorporated by reference to Exhibit 4.f to the Company’s Registration Statement on Form S-8 filed May 4, 2004).
(d) (9)*
The First Albany Companies Inc. Deferred Compensation Plan for Professional and Other Highly Compensated Employees (f/k/a the First Albany Companies Inc. Deferred Compensation Plan (Non-ERISA))(incorporated by reference to Exhibit 4.e to the Company’s Registration Statement on Form S-8 filed May 3, 2002).

(d) (10)*
First Albany Companies Inc. 8.5% Senior Notes, due 2010 Note Purchase Agreement, dated June 13, 2003 (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-K for the year ended December 31, 2003 filed on March 12, 2004).

(d) (11)*
Stock Purchase Agreement by and among the Shareholders of Descap Securities, Inc. and First Albany Companies Inc., dated February 18, 2004 (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-Q for the quarter ended March 31, 2004 filed on May 10, 2004).

* Previously filed.

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